August 24, 2015

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Anchor Alternative Fund

Dear Mr. Zapata:

On July 2, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Anchor Alternative Fund, filed Post-Effective Amendment No. 727 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Alberto Zapata provided the following comments on August 14, 2015 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please update the expense limitation agreement information in the footnote to the fee table and in the Management section of the prospectus.

Response. The requested revisions have been made.

Comment 2. Please include a line for the expenses associated with short sales in the fee table.

Response. The Fund does not intend to sell securities short.

Comment 3. Please provide disclosure related to the tax consequences and trading costs associated with frequent trading of the Fund’s portfolio.

Response. The current disclosure is as follows:

The Fund’s annual portfolio turnover rate may vary greatly from year to year. A high rate of portfolio turnover (i.e., 100% or more) will result in increased transaction costs for the Fund in the form of increased dealer spreads and brokerage commissions. Greater transaction costs may reduce Fund performance. High portfolio turnover also may result in increased realization of net short-term capital gains (which are taxable to shareholders as ordinary income when distributed to them), higher taxable distributions and lower the Fund’s after-tax performance.

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Comment 4. Please disclose the effect that the investment in business-development companies and non-publicly traded real estate investment trusts will have on portfolio turnover.

Response. The Registrant respectfully declines to make the requested disclosure.

Comment 5. Please provide disclosure regarding the use of selling securities short in the Principal Investment Strategies section of the prospectus,

Response. The Fund does not intend to sell securities short.

Comment 6. Please disclose the types of swaps the Fund intends to use. If using total return swaps, please disclose so and confirm that the Fund will segregate an appropriate amount of assets for asset coverage purposes.

Response. The Fund does not intend to use any type of swap as a principal investment strategy.

Comment 7. If the Fund intends to write credit default swaps, please confirm that the Fund will segregate the full notional amount of such swaps for asset coverage purposes.

Response. The Fund does not intend to write credit default swaps.

Comment 8. Please disclose the risks of investing in non-publicly traded real estate investment trusts.

Response. The following disclosure has been added:

Non-publicly traded REITs are subject to significant commissions, expenses, and offering and organizational costs that reduce the value of the Fund’s investment. Non-publicly traded REITs are not liquid, and investments in non-publicly traded REITs may not be accessible for an extended period of time.

Comment 9. Please include the name of the advisor for the Predecessor Fund in the Performance section of the prospectus.

Response. The requested addition has been made.

Comment 10. Please add disclosure regarding the liquidity risks associated with non-U.S. issuers, emerging market issuers and non-publicly traded securities.

Response. The current disclosure is provided for foreign issuers in the Foreign Risk section:

The costs of investing in many foreign markets are higher than the U.S. and investments may be less liquid.

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The following disclosure has been added with respect to emerging market issuers:

Emerging market securities may be less liquid than those issued in more developed countries.

The current illiquid and restricted securities risk current addresses liquidity risks associated with non-publicly traded securities:

Illiquid and Restricted Securities Risk: Illiquid investments may be difficult to resell at approximately the price they are valued in the ordinary course of business within seven days. When investments cannot be sold readily at the desired time or price, the Fund may have to accept a much lower price, may not be able to sell the investment at all or may be forced to forego other investment opportunities, all of which may adversely impact the Fund’s returns. Illiquid investments also may be subject to valuation risk. Restricted securities (including Rule 144A securities) may be subject to legal restraints on resale and, therefore, are typically less liquid than other securities. The prices received from selling restricted securities in privately negotiated transactions may be less than those originally paid by the Fund. Investors in restricted securities may not benefit from the same investor protections as publicly traded securities.

Comment 11. Please revise the disclosure in the How Share Are Priced section of the prospectus to provide for days on which the New York Stock Exchange closes before 4 p.m. EST.

Response. The following revised disclosure has been added:

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined are valued at the close of regular trading on the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business.

Comment 12. In the SAI, please provide disclosure regarding publicly traded and non-publicly traded business development companies.

Response. The following disclosure has been added:

Business Development Companies (“BDCs”)

BDCs may carry risks similar to those of a private equity or venture capital fund. Non-traded BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs usually trade at a discount to their net asset value because they invest in unlisted securities and have limited access to capital markets. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. The BDCs held by the Fund may

August 24, 2015

leverage their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a BDC, this leverage also subjects a BDC to increased risks, including the likelihood of increased volatility and the possibility that a BDC's common share income will fall if the dividend rate of the preferred shares or the interest rate on any borrowings rises. A significant portion of a BDC’s investments are recorded at fair value as determined by its board of directors which may create uncertainty as to the value of the BDC’s investments.

Comment 13. In the SAI, please provide disclosure regarding publicly traded and non-publicly traded real estate investment trusts.

Response. The disclosure is as follows:

The Fund may invest in securities of real estate investment trusts ("REITs"). REITs are publicly traded corporations or trusts that specialize in acquiring, holding and managing residential, commercial or industrial real estate. A REIT is not taxed at the entity level on income distributed to its shareholders or unitholders if it distributes to shareholders or unitholders at least 95% of its taxable income for each taxable year and complies with regulatory requirements relating to its organization, ownership, assets and income.

REITs generally can be classified as "Equity REITs", "Mortgage REITs" and "Hybrid REITs." An Equity REIT invests the majority of its assets directly in real property and derives its income primarily from rents and from capital gains on real estate appreciation, which are realized through property sales. A Mortgage REIT invests the majority of its assets in real estate mortgage loans and services its income primarily from interest payments. A Hybrid REIT combines the characteristics of an Equity REIT and a Mortgage REIT. Although the Fund can invest in all three kinds of REITs, its emphasis is expected to be on investments in Equity REITs.

Investments in the real estate industry involve particular risks. The real estate industry has been subject to substantial fluctuations and declines on a local, regional and national basis in the past and may continue to be in the future. Real property values and income from real property continue to be in the future. Real property values and income from real property may decline due to general and local economic conditions, overbuilding and increased competition, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, regulatory limitations on rents, changes in neighborhoods and in demographics, increases in market interest rates, or other factors. Factors such as these may adversely affect companies that own and operate real estate directly, companies that lend to such companies, and companies that service the real estate industry.

Investments in REITs also involve risks. Equity REITs will be affected by changes in the values of and income from the properties they own, while Mortgage REITs may be affected by the credit quality of the mortgage loans they hold. In addition, REITs are dependent on specialized management skills and on their ability to generate cash flow for operating purposes and to make distributions to shareholders or unitholders REITs may have limited diversification and are subject to risks associated with obtaining financing for real property, as well as to the risk of self-liquidation. REITs also can be adversely affected

August 24, 2015

by their failure to qualify for tax-free pass-through treatment of their income under the Internal Revenue Code of 1986, as amended, or their failure to maintain an exemption from registration under the 1940 Act. By investing in REITs indirectly through the Fund, a shareholder bears not only a proportionate share of the expenses of the Fund, but also may indirectly bear similar expenses of some of the REITs in which it invests.

Non-publicly traded REITs are subject to significant commissions, expenses, and offering and organizational costs that reduce the value of the Fund’s investment. Non-publicly traded REITs are not liquid, and investments in non-publicly traded REITs may not be accessible for an extended period of time.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla